Exhibit 99.1

ELBIT IMAGING ANNOUNCES TERM SHEET IN RESPECT OF A PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, July 5, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated August 2, 2016 (regarding Elbit Plaza India Real Estate Holdings Limited (“EPI”) (a jointly controlled subsidiary in which the Company and its subsidiary, Plaza Centers N.V. (“Plaza”) each hold a 50% stake) signing a Joint Development Agreement with a local Indian partner (the “Buyer”) relating to its 74.7 acre plot in Chennai, India (the “Plot”)) that EPI has signed a term sheet with the Buyer in respect to the sale of EPI’s subsidiary (“SPV”) that holds the Plot (the “Term Sheet”).

Under the terms of the Term Sheet, the Buyer shall have a period of 60 (sixty) days to undertake a due diligence process solely with respect to the SPV, following which definitive agreements for the sale of the SPV, in consideration for INR 110 Crores (approximately €13.8 million, subject to adjustment with respect to the previous amount deposited and the existing cash in the SPV) shall be signed and closing shall take place on the same day.

It is hereby noted that the aforementioned transaction is still subject to satisfactory due diligence results.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com